Exhibit A

JOINT FILING AGREEMENT

The undersigned agree that this Schedule 13G dated May 19, 2025 relating to the Class A ordinary shares, par value $0.0001 per share of Waldencast plc shall be filed on behalf of the undersigned.

Fitpart Fund Administration Services Ltd. By: /s/ Fernando Antonio Botelho Prado
Name: Fernando Antonio Botelho Prado
Title: Chief Executive Officer

Annapurna Investment Fund Ltd. By: /s/ Antonio Carlos de Freitas Valle
Name: Antonio Carlos de Freitas Valle
Title: Director